VERIS GOLD CORP. (Formerly, YUKON-NEVADA GOLD CORP.)

Management Discussion and Analysis

For the three and nine month period ending September 30, 2013

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the condensed consolidated interim financial statements of Veris Gold Corp. (the “Company” or “Veris”) for the three and nine month period ending September 30, 2013, and related notes thereto, which have been prepared in accordance with IAS 34 – Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”).

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2012 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of November 13, 2013.

THIRD QUARTER HIGHLIGHTS

1.	The third quarter of 2013 (“Q3-2013”) represented a significant milestone for the Jerritt Canyon operations with a full quarter of production from the new Starvation Canyon mine, the commencement of operations of the second tailings facility, and the successful processing of third party ores under the recently signed toll milling agreement with Newmont USA. During the third quarter the Company sold 6,170 more ounces than in the second quarter of 2013, resulting in additional gold sales of $12.1 million, and also increase toll milling revenues by $1.6 million, primarily related to ores processed from Newmont.

2.	During the third quarter of 2013 the Jerritt Canyon Mill produced 37,544 payable ounces representing a 6% increase from the 35,524 ounces produced in the third quarter of the prior year (“Q3-2012”). The payable ounces produced in Q3-2013 was comparable to the 38,018 ounces produced in previous quarter (“Q2-2013”), even though the Jerritt Canyon roaster facility underwent a 10 day scheduled maintenance shutdown in July.

3.	The Company processed approximately 57,613 tons of third party ore (primarily Newmont) through the Jerritt Canyon roaster facilities during the quarter resulting in the recognition of $3.3 million in toll milling revenue.

4.	During the third quarter of 2013 the Jerritt Canyon roaster facility achieved average throughput of 3,419 tons per day (“TPD”), despite the 10 day maintenance shut down taken in the month of July. Mill operations exited the quarter with September average roaster throughput in excess of 4,200 TPD.

5.	The Jerritt Canyon roaster facility underwent a 10 day shutdown during the quarter in order to carry out an extensive refurbishment and capital maintenance program. This work included the installation of new cyclones on the east and west roasters, final replacement of remaining lifters in the ore dryer, overhaul of electrical systems and completion of the tie in of various components to the DCS system (site operating software), as well as extensive liner replacements and conveyor maintenance.

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6.	During the quarter the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit; and, via a prospectus closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million.

7.	The Company recorded a net loss of $18.2 million in the third quarter of 2013 which compares to net income of $9.0 million in the third quarter of 2012 (“Q3-2012”). This quarter’s net loss is largely attributable to a $12.1 million non-cash loss on the revaluation of the Deutsche Bank gold facility liability; a non-cash $2.4 million loss on derivatives; and, $8.3 million in finance and transactions costs which offset the $4.5 million in income from operations. Income from operations was driven by the recognition of over $57 million in revenue from the sale of 42,760 ounces of gold during the quarter, a 34% increase from the 31,763 ounces sold in Q3-2012.

OVERVIEW

Veris Gold Corp., formerly Yukon-Nevada Gold Corp., (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

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Jerritt Canyon

The Jerritt Canyon operation consists of a roaster milling facility and three underground mines, Starvation Canyon, Smith and SSX-Steer, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q3 2013	Amended Q2 2013 (2)	Q1 2013	Q4 2012
Gold (troy ounces)
Payable Ounces Produced	37,544	38,018	30,461	31,754
Gold Ounces Sold	42,760	36,590	29,776	32,198
Gold sales (2)	$56,993	$44,936	$45,360	$51,799
Cost of gold sold	$49,095	$42,141	$44,944	$36,265
Average gold price per ounce (1)	$1,331	$1,388	$1,625	$1,703

	Q3 2012	Q2 2012	Q1 2012	Q4 2011
Gold (troy ounces)
Payable Ounces Produced	35,524	25,249	13,099	13,864
Gold Ounces Sold	31,763	24,073	12,800	16,850
Gold sales	$51,487	$36,386	$20,889	$27,769
Cost of gold sold	$36,889	$29,530	$21,666	$30,450
Average gold price per ounce (1)	$1,667	$1,606	$1,720	$1,676

(1) Since Q3 2011 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.

(2) Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from Starvation Canyon and sold during the quarter during the period where for accounting purposes the mine was treated as a development asset (Q2-2013: 2,453 ounces, $3.5 million gold sales).

Mining

During the third quarter ended September 30, 2013 the underground mining operations at Jerritt Canyon delivered a total of 275,825 tons containing and estimated 46,637 ounces (an average grade of 0.16 ounces per ton). This production is comparable to the 271,880 tons delivered in Q2-2013, yet an 11% increase from the estimated 42,093 ounces delivered in the prior quarter, primarily attributable to the addition of higher grade ore produced from Starvation Canyon mine during the quarter.

In the Smith mine, Small Mine Development, LLC (“SMD”) delivered 141,369 tons to the mill, containing an estimated 22,518 ounces during the three months ended September 30, 2013.  The tonnage increased from the 137,978 delivered in Q2-2013, with a corresponding increase from the 18,778 contained ounces mined in the prior quarter. The average grade of 0.17 ounces per ton (“OPT”) in Q3-2013 is back to plan and up from the 0.14 OPT experienced in Q2-2013, which resulted from increased development required in the Smith mine in the months of May and June.

During the third quarter Starvation Canyon delivered 56,680 tons of ore containing an estimated 12,234 ounces of gold, a 16% and 41% increase from the 47,390 tons and 8,630 ounces from the prior quarter, respectively. Mining production for the quarter was over 600 tons per day (“TPD”), with August and September experiencing over 700 TPD. Overall grade has improved in the Starvation Canyon mine as the operation moves past development phase into more productive mining areas. The Company is exploring opportunities to increase production levels from Starvation Canyon.

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At the Company operated SSX-Steer mining complex, mine production was 77,776 tons averaging 0.15 ounces per ton, for an estimated 11,885 ounces for the three months ended September 30, 2013. This represents a 10% decrease from the Q2-2013 delivery of 86,512 tons, and a 10% decrease in the contained ounces of 14,685 ounces delivered in Q2-2013.  Deliveries to the mill during the third quarter averaged 845 tons per day, under budget for the quarter and 11% lower than the 951 tons per day averaged in the previous quarter. Production at the SSX-Steer Mine continued to be hampered with issues due to equipment availability on the underground trucks and also a shortfall in development. The operation has obtained a second Sandvik cubex drill in the fourth quarter in order to increase the pace of development in the working areas and expects to return to budgeted levels of production and grade in the near term. Additional engineering personnel have also been added in order to increase the knowledge and skill base of the existing team.

Processing

In the third quarter of 2013 the mill processed 314,506 tons of ore through the roasters (average of 3,419 TPD), which included 57,613 tons of third party toll-milled ore, lower than the 328,606 tons (average 3,611 TPD) processed in Q2-2013 due to the 10 day shutdown taken in the month of July.  Recoveries for the quarter averaged 86%, a significant increase from the 83% averaged in Q2-2013. Despite the lower roaster throughput resulting from the 10 day shutdown in July the higher Veris grades delivered to the roaster facility and the improvement in recoveries enabled the Jerritt Canyon operations to achieve an overall production of 37,544 payable ounces during the quarter, comparable to the 38,018 ounces produced in Q2-2013.

Exploration

For the three months ended September 30, 2013 a total of 392 cubex drill holes totaling 46,225 feet were completed at the Smith, SSX-Steer, and Starvation Canyon underground mines.  SMD continued drilling underground definition (production) drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 2, 4, 5, 7, and 8 where a total of 30,905 feet in 300 drill holes were completed.  The Company drilled a total of 9,735 feet in 39 cubex drill holes in the SSX-Steer mine at Zones 1 and 7. Of the SSX-Steer total, 12 of the drill holes totaling 3,215 feet were drilled for exploration.  In addition, 53 cubex drill holes totaling 5,585 feet were drilled in the 7050 heading at the Starvation Canyon mine by SMD.

During the three months ending September 30, 2013, two contract diamond drills were operating at the SSX-Steer mine. A total of seven resource conversion diamond drill holes totaling 7,224 feet were completed from one underground drill station at the SSX-Steer mine in Zones 5 and 7 as shown in the Table below.  An additional 12 exploration drill holes totaling 8,217 feet from Zones 5 and 7 were also completed during the quarter. Final assays for twelve diamond drill holes were received in Quarter 3.

During the third quarter, construction of a planned 1,000+ foot long exploration drift from Zone 1 to Zone 9 at SSX was put on hold. Veris mining crews instead focused on production at SSX-Steer mine. Construction of this exploration drift will be pursued later in Quarter 4 and/or in 2014. This exploration drift is critical to better convert resources to reserves at the northeastern West Mahala inferred resource pod and to allow additional underground exploration in other areas as well as expand access for mining in Zone 1. Veris plans to extend this exploration drift another 400 feet in 2013 using internal mining staff and equipment. The remaining length of the exploration drift will be deferred to 2014 as part of recent cost reduction measures. The initial exploration drift construction will allow several exploration platforms to test lesser drilled blocks of ground that contain good opportunities to add new near-mine resources and extend the life of mine plan.

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Second Quarter Underground Diamond Drilling (Contractor) – SSX-Steer Mine:

Mine	Exploration		Resource Conversion
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft.)
SSX-Steer	12	8,217	7	7,224

The goal of the 2013 underground diamond drilling program is to add resources and reserves in order to extend the current 6 year Life of Mine plan.

Surface Exploration

During the three months ended September 30, 2013 the Company did not conduct any surface exploration drilling at Jerritt Canyon and currently no surface drilling is planned for the remainder of 2013.

Planning has commenced for the 2014 surface exploration drilling programs, with targets prioritized based on different funding approvals and will include both underground and open pit resources. Primary areas under consideration for drill testing include: West Starvation Canyon, West Mahala, Mahala Basin, Winters Creek, Mill Creek, Coyote (West Murray), California Mountain, ND Fault Zone, Burns Basin, Warm Creek, and Pie Creek.

Environmental

During the quarter Jerritt Canyon continued to complete capital and restoration projects related to legacy environmental issues identified by the NDEP and management. Key capital projects during the quarter included completion and startup of the second tailings facility (“TSF2”) and the water storage reservoirs as well as completing the installation of additional air pollution control work that had commenced in the second quarter of 2013.  The commencement of operations of TSF2 allowed Jerritt Canyon to begin diverting tailings from the mill from the original tailings facility (“TSF1”) and begin the process of filling in the remaining area of TSF1 with tailings solids to facilitate the eventual capping and reclamation of that site.  In the third quarter, marking the completion of the air pollution controls for mercury that was a primary air pollution regulatory requirement in the 2009 Consent Decree.

Primary restoration projects occurring during the quarter included the completion of the resurfacing of the final Rock Disposal Area (“RDA”), Snow Canyon, to diminish the amount of snowmelt and runoff to reduce the infiltration at that site, continued recovery of groundwater beneath TSF1; and determination of the ongoing research and studies on the preferred water treatment method for the RDAs, with submittal of the preferred method to be made to the regulators.

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Ketza River

The Company did not conduct any drilling in the third quarter of 2013 at Ketza River.  During the third quarter, the Company conducted surface reclamation work and the collection of environmental and water data to help support the ongoing permitting activities. Ongoing baseline data activities continue at the site including monthly water quality reporting and the hydrometric survey.   In addition, the Company is still pursuing the existing tailings dam water license renewal.

The Company received approval to extend the submission date to July 31, 2014 in order to answer the remaining adequacy review questions as requested by the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) as part of the proposed re-opening of the mine.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q3 2013	Amended Q2 2013	Q1 2013	Q4 2012	Q3 2012(1)	Q2 2012	Q1 2012	Q4 2011(2)
Statement of Operations
Gold Sales	$56,993	$44,936	$45,360	$51,799	$51,487	$36,386	$20,889	$27,769
Toll Milling	3,304	1,710	-	-	-	-	-	-
Revenue	$60,297	$46,646	$45,360	$51,799	$51,487	$36,386	$20,889	$27,769
Cost of gold sold	49,095	42,141	44,944	36,265	36,889	39,530	21,666	30,615
Gross margin (loss)	11,202	4,505	416	15,534	14,598	(3,144)	(777)	(2,846)
Income (loss) from operations	4,504	(2,733)	(5,528)	(22,034)	8,479	(7,167)	(5,350)	(6,055)
(Loss) income before taxes	(18,178)	5,848	(5,436)	(21,404)	9,027	(8,807)	(6,745)	(8,708)
Net (loss) income	(18,170)	5,856	(6,542)	(12,884)	9,027	(8,313)	(7,845)	(7,506)
Basic net (loss) income per share	(0.15)	0.05	(0.06)	(0.13)	0.09	(0.09)	(0.08)	(0.08)
Weighted average # of shares outstanding (000's)	117,609	107,641	107,641	101,008	99,653	95,641	93,117	93,064
Statement of Financial Position
Cash and cash equivalents	643	5,241	7,103	9,295	6,873	4,320	1,144	2,261
Total assets	$347,283	$339,908	$341,215	$348,459	$364,975	$346,900	$348,912	$327,646

(1)	After the completion and commissioning of key upgrades the Jerritt Canyon operations achieved steady state production levels in June 2012 which continued throughout the remainder of 2012 and into 2013.

(2)	During 2011 the Company underwent a number of both scheduled and unscheduled voluntary shutdowns of the mill operations at Jerritt Canyon which were done to complete significant required equipment refurbishment, overhaul, and replacements, as well as critical maintenance.

RESULTS OF OPERATIONS

The Company had a net loss of $18.2 million during the quarter ended September 30, 2013 (“Q3-2013”), compared to net income of $9.0 million in same quarter of the prior year (“Q3-2012”). The Q3-2013 net loss arose primarily from a $12.1 million non-cash loss on the revaluation of the Deutsche Bank gold facility liability; non-cash derivative losses of $2.4 million and $8.3 million in finance and transactions costs offset by income from operations of $4.5 million, all of which are further discussed below. The Q3-2012 net income arose primarily from income from mine operations of $8.5 million and non-cash derivative gains of $3.8 million offset with $3.5 million in finance and transactions costs

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Revenue:

Revenue from gold sales in Q3-2013 was $57 million from the sale of 42,760 ounces of gold at an average selling price of $1,331 per ounce. Despite the 20% decrease in the average selling price per ounce from Q3-2012 the Q3-2013 gold sales was comparable to Q3-2012 gold sales revenue of $51.5 million, which arose on the sale of 31,763 ounces at an average price of $1,667. The increase in the volume of ounces sold Q3-2013 versus Q3-2012 was primarily the result of an improvement in mill recoveries and the addition of higher grade ounces from Starvation Canyon which went into production in Q2-2013, delivering ore containing an estimated 12,234 ounces of gold. Q3-2013 revenue also included $3.3 million of toll milling revenue earned on the processing of 55,829 tons of third party ore, there being no comparable revenue stream in Q2-2012.

Gross margin – mining operations:

In Q3-2013, the Company achieved a gross margin of $11.2 million compared to $14.6 million in Q3-2012. The $3.4 million decrease in margin was driven by the 20% decrease in gold price previously discussed, and increased cost of sales. Q3-2013 costs of sales was $12.2 million higher than Q3-2012, which represents costs-per-gold ounce-sold of $1,148 for the 42,760 ounces sold in the quarter, this is comparable to the $1,161 cost-per-gold ounce sold represented by the $36.9 million costs incurred and the sale of 31,763 ounces in Q3-2012. Q3-2013 costs included approximately $2.0 million in costs incurred in relation to scheduled Jerritt Canyon Mill maintenance shutdown in July, which also decreased gold production in July, there were no comparable costs in Q3-2012. Also included in Q3-2013 costs-of-sales are approximately $3.8 million in mining costs related to the Starvation Canyon mine, which was not operating in Q2-2013 and therefor didn’t include any Starvation Canyon related costs.

Depreciation, depletion and amortization:

The Company had $5.5 million in depreciation and amortization in Q3-2013 compared to $3.7 million in Q3-2012. The higher depreciation in 2013 is largely due to the increase in the depreciable property plant and equipment asset base as a result of placing the second tailings facility into operation in July 2013, as well as $1.4 million increase in depletion of mineral property additions resulting from both increased production levels and a larger depreciable asset base.

General and administrative expenses and stock-based compensation:

During Q3-2013 the Company incurred general and administrative expenses (“G&A”) of $1.2 million, compared to the $2.4 million incurred in Q3-2012.   Included in Q3-2013 G&A was $0.1 million of share based payments compared to $0.9 million in Q3-2012.

G&A excluding share based payments was $1.1 million in Q3-2013, comparable with the $1.5 million incurred in Q3-2012.  These expenses are for corporate head office and transactions costs and are primarily comprised of: salary and benefit costs and, professional and consulting fees. The decrease in G&A in Q3-2013 compared to Q3-2012 was due primarily to a $0.2 million reduction in estimated professional and insurance fees, a $0.1 million reduction in marketing and travel fees, and a $0.1 million reduction in payroll related costs.

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Share based payments of $0.2 million were recorded in Q3-2013, $0.1 million of which was included in cost of sales, with the remainder being included in G&A.  Share based payments of $1.1 million were recorded in Q3-2012, $0.1 million of which was included in cost of sales, with the remainder being included in G&A.  The charges in both 2013 and 2012 were largely attributable to options that were granted and vested in the second quarter of each respective year.

Finance and transactions costs:

Finance and transactions costs are comprised of:

	Three months ended September 30,
	2013	2012
Interest on convertible debenture	$(1,768)	$(305)
Accretion of decommissioning and
rehabilitation provisions	(471)	(288)
Environmental rehabilitation expense	(174)	(1,940)
Transaction costs and finance fees	(824)	(696)
Interest on senior secured gold facility	(4,631)	-
Other interest and transaction costs	(446)	(234)
	$(8,314)	$(3,463)

Finance and transactions costs increased from $3.5 million in Q3-2012 to $8.3 million in Q3-2013. The cost increase was primarily attributable to $4.6 million in interest on the senior secured gold facility, which due to a Q3-2013 change in the accounting treatment of the senior secured Deutsche Bank gold forward agreements (the “Senior Secured Gold Facility”) now has periodic interest expense recognized on it, which was not the case in the prior year when deferred-revenue accounting treatment was used. Also included in finance and transactions costs for the quarter was $1.8 million in interest on convertible debt, the balance of which increased significantly after Q3-2012 when the majority of the convertible debentures were issued. There was also a $1.7 million decrease in environmental reclamation expenditures due to the successful completion of regulatory obligations, and a $0.2 million increase in transaction costs due mainly to the fees on the prospectus supplement and private placement during the quarter.

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Interest and other income:

Interest and other income (expense) is comprised of:

	Three months ended September 30,
	2013	2012
(Loss)/gain on warrants	$(2,356)	$5,793
(Loss)/gain on derivatives	(21)	(2,012)
(Loss) on recognition of senior
Gold facility	(12,119)	-
Interest income	9	15
Other income (expense)	95	(188)
	$(14,392)	$3,608

Interest and other income decreased from a gain of $3.6 million in Q3-2012 to a loss of $14.4 million in Q3-2013. The Company’s issued warrants, denominated in a non-functional currency, are revalued at each reporting period and the fair value recorded in net earnings. For Q3-2013 a loss of $2.4 million was recognized on this warrant revaluation, compared to a gain of $5.8 million in the same period in 2012.  The losses in Q3-2013 are the result of recovery in the Company’s share price during the quarter; the gains in Q2-2013 are the result of declines in the Company’s share price during that time.

The $Nil loss on derivatives in the three months ended September 30, 2013 resulted from a $0.2 million loss on revaluation of the embedded derivatives in the convertible debts offset by a $0.2 million gain on revaluation of the embedded derivatives in the Senior Secured Gold Facility. Comparatively the $2.0 million loss on derivatives for the three months ended September 30, 2012 is comprised of losses relating to two derivative gold forward contracts entered into November 2010 and January 2012, which when revalued as at September 30, 2012 resulted in losses of $1.6 and $0.4 million, respectively.

There was a non-cash $12.1 million loss in the three months ended September 30, 2013 which resulted from the revaluation of the Senior Secured Gold Facility The Senior Secured Gold Facility represents a debt-host contract which was recorded at fair value as of July, 2013 and subsequently measured at amortized cost using the effective interest rate method.

Other items:

The nominal foreign exchange loss in Q3-213 was due to a relatively unchanged Canadian dollar relative to the US dollar since the prior period end.  The foreign exchange loss of $0.4 million in the third quarter of 2012 was due to the weakening of the Canadian dollar relative to the US dollar at that time; the loss related primarily to losses on U.S. denominated monetary liabilities.

Income taxes:

The income tax expense of $Nil incurred in Q3-2013 is the same as that in Q3-2012.

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LIQUIDITY

Cash and cash equivalents decreased from $9.3 million at December 31, 2012 to $0.6 million at September 30, 2013. This balance excludes the September 30, 2013 balance of $3.0 million of unspent cash classified as restricted for Canadian exploration expenditures raised as part of the August, 2013 issuance of flow-through shares; this $3.0 million is included in restricted cash. As at September 30, 2013 the Company had a working capital deficiency of $102,206 million compared to a working capital deficiency of $34.3 million at December 31, 2012. This decrease in working capital is primarily the result of the $12.1 million revaluation of the Senior Secured Gold Facility in Q3-2013; a previously long-term $17.3 million derivative forward contract liability becoming a current liability in Q1-2013, the issuance of a $10 million short term promissory note in Q2-2013, in addition to the decrease in cash and working capital activities described below.

Operating:

During the nine months ended September 30, 2013 the Company recorded a net loss of $18.2 million, which, after adjusting for non-cash items, including cash additive changes in working capital of $2.6 million; and subtracting $4.2 million in cash-settled deferred revenue liabilities, resulted in cash outflows of $9.2 million from operations for the year.

This compares to the nine months ended September 30, 2012 where the Company incurred a net loss of $7.1 million, which, after subtracting non-cash items, including cash deductive changes in working capital of $6.5 million, resulted in cash outflows of $16.0 million which after adding net deferred revenue proceeds of $9.1 million resulted in operating cash outflows of $7.0 million.

Changes in non-cash working capital in 2013 have resulted in a $2.6 million cash inflow compared to $6.5 million outflow in the comparable period in 2012. The inflows in 2013 resulted from an increase in operating accounts payable of $7.6 million, offset by a $0.7 outflow resulting from the decrease in accounts receivable; and after adjusting for non-cash items and gold delivered to settle the Senior Secured Gold Facility a $4.2 million cash outflow from the change in inventory.

Changes in non-cash working capital in for the same period in 2012 resulted in a $6.5 million cash outflow resulting from a decrease in operating accounts payable of $2.5 million; after adjusting for non-cash items an increase in inventory of $2.5 million; and, a $3.7 increase in accounts receivable.

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Investing:

Capital expenditures

	Nine months ended September 30,
	2013			2012
(in thousands)	Property, plant and equipment	Mineral properties	Total	Property, plant and equipment	Mineral properties	Total
Jerritt Canyon - Mill and equipment expenditures	$8,034	$-	$8,034	$19,919	$-	$19,919

Jerritt Canyon - Exploration expenditures & underground mine development	-	11,088	11,088	-	4,232	4,232

Ketza River - Property, plant and equipment expenditures	-	-	-	248	-	248

Ketza River - Exploration/development expenditures	-	1,480	1,480	-	3,970	3,970

Corporate - property plant and equipment expenditures	14	-	14	-	(27)	(27)
	$8,048	$12,568	$20,616	$20,167	$8,175	$28,342

Significant property, plant and equipment capital expenditures for the nine months ended September 30, 2013 include the following: [Need breakdown of $8M]

•	Various mill related equipment ($3.6 million)
•	Mobile and other mining equipment ($1.6 million)
•	Environmental and new tailings facility infrastructure ($0.6 million)
•	Various mine related equipment ($0.4 million)
•	Snow blowing equipment ($0.3 million)

Significant property, plant and equipment capital expenditures for the nine months ended September 30, 2012 include the following:

•	Environmental and new tailings facility infrastructure ($10.7 million)
•	Mobile equipment ($4.0 million);
•	Ore dryer and bag house ($2.8 million); and,
•	Installation of a digital control system ($1.2 million);
•	Various mill related equipment ($1.5 million)

Nevada mineral property expenditures during Q3- 2013 included SSX development including the new Saval portal ($0.9 million); Smith mine development ($0.8 million); Starvation canyon mine development, ($8.2 million); and Jerritt Canyon exploration expenditures ($1.1 million).

Nevada mineral property expenditures during Q3-2012 include payments for exploration and evaluation programs at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala; as well as the construction of underground infrastructure and mine development at the Smith and SSX/Steer mines.

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of responses regarding the YESAB proposal.

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Financing:

On September 18, 2013, the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit. Each unit consisted of one common share and one half of one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share until September 18, 2016. Of the gross proceeds $6.0 million was attributed to common shares and recorded in equity, and $1.6 million was attributed to the warrants and recorded in warrant liability. The Company paid agents fees equivalent to 5% ($0.4 million) of the private placement. The agent’s fees were satisfied with $0.2 million in cash, and 375,000 units under the same terms as the private placement. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees. The Company also issued agents 675,000 broker compensation warrants with a fair value of $0.1 million. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees. Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.65 per share until September 18, 2016.

On August 16, 2013, the Company closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Each whole Flow-Through Unit warrant has an exercise price of C$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Of the gross proceeds $4.4 million was attributed to common shares and recorded in equity, and $3.7 million was attributed to the warrants and recorded in warrant liability. The Company paid agents fees equivalent to 7% ($0.6 million) of the public offering. The agents’ fees were satisfied with $0.4 million in cash, and 314,853 common shares of the Company. The shares had a value of $0.2 million. 78% of the agents fees were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 6). The Company also issued agents 708,420 broker compensation warrants with a fair value of $0.1 million. 78% of the broker compensation warrants were recorded in equity and 22% were recorded in transaction costs and finance fees. Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.60 per share until August 16, 2015.

In April 2013 the Company closed a financing in the form of an eight-month senior unsecured promissory note (the "Note") with a principal sum of $10.0 million. In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 per warrant, which have a 5 year life. The Note bears interest at a rate of 9% per annum, payable monthly and will mature eight months from the April 12, 2013 closing date, and is discussed in detail in the commitments section of this MD&A.

Also included in financing is $5.8 million in cash outflows representing the principal portion of payments made to Deutsche Bank on the Senior Secured Gold Facility, these payments were made via two $4.23 million cash payments made in July and August 2013. As discussed above the accounting treatment for the Senior Secured Gold Facility changed in Q3-2013 upon the Company’s election to cash-settle the July and August obligations under the facility.

During the first half of 2012 the Company raised $5.0 million through a forward sales agreement entered into on January 2012. As well, $9.9 million of the $20 million prepayment received in February, 2012 for the Second Gold Forward Agreement with Deutsche Bank was attributed to the warrants that were issued. In May, 2012 $9.1 million was raised through the private placement of 39.1 million units consisting of one common share and one share purchase warrant, and in June 2012 raised an additional $5.96 million from the issuance of convertible debentures.

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Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the preparation of annual budgets to identify funding requirements early on, if any, and daily forecasting of its cash flows from operations to anticipate investing and financing activities.

The Company had income from operations of $4.5 million for the three months ended September 30, 2013 and losses from operations of $3.8 million for the nine months ended September 30, 2013; and a $2.2 cash inflow, and $5.0 million cash outflow from operations for the same periods, respectively. At September 30, 2013 the Company had a working capital deficiency of $102.2 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $397.8 million (December 31, 2012 – $379.0 million). The Company is completing negotiation to defer the settlement of a forward agreement with Monument Mining requiring the payment of $6.2 million in cash or physical delivery of 3,839 ounces of gold to December 2013 and has further options to defer the repayment of the second gold forward contract due January 31, 2014 for at least a 6 month period. The Company continues to look at options for external financing to resolve the working capital deficit. The Company believes it will obtain additional financing, at favorable terms, during the fourth quarter of 2013.

Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The significant investment requirements and downtime experienced relating to the Jerritt Canyon operations refurbishment and operating issues since restarting increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations underwent significant upgrades in the first half of 2012 which had a significant impact on the mills output capacity as well as reopened the SSX-Steer mine, returning the Company to positive operating cash flows in the third and fourth quarter of 2012 and the year to date for 2013. The addition of a third mine in Q2-2013, Starvation Canyon, has added a significant level of production to the operation as well as shown in the third quarter of 2013 and incremental cash flows from toll milling activities will provide an additional $4-7 million (depending on production levels) of cash flow to the operation each quarter. However there can be no assurance that the Company will not experience interruptions or delays in operation or be able to obtain additional financial resources should further investment be required, or continue to achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to curtail operations and exploration activities.

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The following are the contractual maturities of the undiscounted cash flows of financial liabilities at September 30, 2013:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Senior secured debt facility	12,699	38,097	$47,116		$97,912
Accounts payable and accrued	56,673	-	-	-	56,673
liabilities
Finance lease obligations	644	1,896	2,099	262	4,901
Operating lease obligations	82	239	290	-	611
Decommissioning and	-	718	1,461	66,667	68,846
rehabilitation provisions
	70,098	40,950	50,966	66,929	228,943

CAPITAL RESOURCES:

The Company had a cash balance of $0.6 million as of September 30, 2013, this balance excludes $3.0 million of unspent cash restricted for Canadian exploration expenditures that was raised as part of the August 2013 issuance of flow-through shares classified as restricted cash. The Company has a total of $59.5 million of cash classified as restricted at September 30, 2013 (December 31, 2012 - $51.3 million), primarily related to cash restricted under the existing bonding requirements for the future reclamation at the Jerritt Canyon property, along with the aforementioned restricted flow-through-share proceeds.

The Company invested the funds from the August 2013 public offering and September 2013 private placement into the refurbishment of its Jerritt Canyon mill operations; continued development of the underground mine facilities at the existing mines as well as at the Saval 4 Gold Mine; to fund bonding required for future reclamation obligations; to ensure that debt payments are met; and for general working capital purposes. Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company's Ketza River property in the Yukon.

The Company invested the funds from the December 2012 public offering primarily into the development of the Starvation Canyon mine but also for funding required bonding obligations and general working capital purposes. The Company further funded the commencement of development on Saval 4 and completed the development of Starvation Canyon with $8 million drawn from the performance reserve funds relating to the August 2011 Forward Gold Purchase Agreement in February 2013; along with $10 million in proceeds obtained from an eight-month senior unsecured promissory note received in April, 2013, described in detail below in the Commitments section of the MD&A. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing sustaining capital requirements.

The Company continues to explore opportunities to restructure the existing debt commitments, primarily focusing on increasing the duration of the existing facilities, by extending the terms either in cooperation with the current holders or through the buyout of the debt under new terms, enabling it to invest further funds into existing operations or pursue further improvements to the capital structure. Currently the Company is required to deliver 4,980 ounces per month under the Senior Secured Debt Facility held by Deutsche Bank and receives only the market price of gold at the end of the month less $850 per ounce, resulting in a reduction of proceeds of approximately $4.2M per month (primarily going towards the pay down of the principal amount). An extension of that facility under a comparable or different four or five year structure would increase the monthly cash flow to the Company by at least $2 million based on terms the Company has been presented to date. As well, while the shorter term debts (two gold forward contracts and the bridge facility) do not present a credit risk to the Company the terms of each are unfavourable compared to current market offerings for longer duration subordinated debt. The Company believes it can successfully complete this restructuring over the coming quarters and make significant progress before the end of 2013.

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COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term. On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Third Agreement”).  Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. As at December 31, 2012 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date.

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The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and will mature on October 12, 2014. In connection with the Note, the Company issued to the counterparty (the “Lender”) 3.4 million five-year common share purchase warrants with an exercise price of $1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the Closing Date. The Note provides that from and after the maturity date or at the election of the Lender an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018. The Company used the proceeds of the Note to complete development of the Starvation Canyon Mine, which commenced production on April 6, 2013, as described above.

OUTLOOK:

For the remainder of 2013 the Company is focused on achieving sustainable production of approximately 145,000 to 155,000 ounces from its three existing underground mines (including Starvation Canyon mine which was completed in April of 2013). For 2014 and onward this production level should increase to approximately 165,000 to 175,000 ounces with potential for more once the Saval 4 portal is completed and mining activities can commence there as well. The Saval 4 lies in close proximity to the SSX-Steer mine and will ultimately produce between 200-300 TPD of additional ore with comparable grades to the other mines. Some additional capital will be required to complete and equip this mine; the final amounts are still being assessed due to the ability to use existing resources, but will likely be between $4 million to $6 million in development and machinery over the next several quarters as production increases.

To supplement the ores from the property, the Company has signed a toll milling agreement with Newmont USA Ltd. (see Subsequent Events) to process up to 45,000 tons per month which extends to December 31, 2014, adding additional incremental revenues and cash flows to the Jerritt Canyon operation. The Company also has other agreements in place, including the Klondex toll milling agreement for their non-refractory ore.

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As previously noted the Company has substantially completed all items under the Consent Decree, including the addition of air emissions control equipment for mercury. Stack testing will continue on a quarterly basis for the roaster stacks until the Consent Decree is extinguished.  The roasters continue to pass the testing requirements.  The Company is now evaluating alternative ways to structure the remaining project so that the Consent Decree can be brought to a close in the fourth quarter. Testing of treatment methods for RDA seepage (the remaining CD item) began in the first quarter of 2013 and continues with indications of success.  Several treatments are being tested to identify which is most effective and also determine what potential bonding would be needed to secure the completion of that work.

As noted previously the Company is currently developing plans for the 2014 surface exploration budget, identifying priority targets so that these can be matched to funding availability based on overall expected return for each area. There is significant confidence in the long term exploration potential of Jerritt Canyon, including additional drilling in the north end beyond the historical drill depths capped at 200 metres and also in the significantly underexplored south end of the property. The near term focus is on developing out from Zone 1 of the SSX-Steer mine, targeting resources in the Mahala basin that were identified during the 2011 drill program. The development drift will be established in the fourth quarter of 2013 and the first quarter of 2014, with underground drilling occurring at the same time. It is expected that this will increase the required confidence needed in the geostatistics to allow for approximately 300,000 ounces to be converted from inferred resource into reserves.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of September 30, 2013.

SUBSEQUENT EVENTS

There are no material events to disclose subsequent to September 30, 2013 to the date of this MD&A.

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RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2013, the Company was charged a total of $0.1 million (2012 - $nil) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2013 is $0.1 million (as at December 31, 2012 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.0 million as at September 30, 2013 (2012 - $7.0 million). For the three months ended September 30, 2013, a derivative loss of $nil was recognized (2012 – $0.4 million).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended September 30, 2013, a total of $nil, was charged to the Company under this agreement (2012 – $0.1 million). The amount owing at September 30, 2013 is $0.2 million (December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

a)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Salaries, directors fees, and
short-term benefits	$476	$481	$1,519	$1,403
Share-based payments	163	825	462	1,647
	$639	$1,306	$1,981	$3,050

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

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Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards adopted January 1, 2013:

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27-Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

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iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both condensed consolidated interim and non-condensed consolidated interim entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2012, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has provided additional disclosure on its condensed consolidated interim financial statements as a result of this standard.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

viii)  IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

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Accounting standards effective January 1, 2014 or later:

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective application. The Company is currently evaluating the impact the amendments are expected to have on its condensed consolidated interim financial statements.

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity for the classification and measurement of financial instruments.  This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. IFRS 9 would still be available for early application.

The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

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FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Company’s deferred revenue represents the prepayment of funds for Forward Gold Purchase Agreements with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012. Under the Gold Purchase Agreement the Company is obligated to deliver 173,880 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-eight month term that commenced in September of 2011. Under the Second Gold Purchase Agreement the Company is obligated to deliver and additional 27,950 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-three month term that commenced in March 2012.

The Company is to receive additional payments from Deutsche Bank for the monthly gold deliveries associated with these agreements. The dollar amount of the additional payments is contingent on the future price of gold.

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Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2012 safety related improvements continue to be a component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings.

The Company was able to obtain funds financing in 2013 and 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement during the quarter and in the prior year. Debt financing was done by way of issuing convertible debentures. In the latter half of 2012 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company’s market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

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OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of November 13, 2013:

# Outstanding (000')
Common shares issued and outstanding	139,074

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	37,048	$1.84	2.5
Stock options	5,580	$2.79	1.7

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three months ended September, 2013 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)	the design of the company’s internal control over financial reporting as of September 30, 2013 pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at September, 2013.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

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FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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